

October 7, 2014

Via E-mail
Lori M. Muratta
General Counsel
Shell Midstream Partners, L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002

> **Re: Shell Midstream Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 23, 2014**
> **File No. 333-196850**

Dear Ms. Muratta:

We have reviewed your response letter dated September 23, 2014 as well as your amended registration statement and have the following additional comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed September 23, 2014

Mars Oil Pipeline Company Financial Statements

Note 2 – Summary of Significant Accounting Policies, pages F-47 and F-59

1.   We note that certain of your errors relate to recording amounts as maintenance expense rather than as fixed assets. Please explain to us how you determined that your initial accounting for these amounts was an error in previously issued financial statements and the reason there is not a change in accounting principle, under FASB ASC 250-10.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kelly B. Rose, Esq.